

January 18, 2012

Via E-mail
Chris Angle
Chief Executive Officer
Classic Rules Judo Championships, Inc.
100 Research Drive, Suite 16
Stamford, CT 06906

> **Re: Classic Rules Judo Championships, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed December 23, 2011**
> **File No. 333-167451**

Dear Mr. Angle:

We have reviewed your responses to the comments in our letter dated August 24, 2011 and have the following additional comments.

General

1. Please revise throughout the prospectus to disclose consistently whether your second tournament was held in May or June of 2011.

Prospectus Cover Page

2. The aggregate offering price of $103,176 does not appear to be consistent with the 10,882,103 shares being registered and the offering price of $0.01. Please revise the aggregate offering price or advise.

Table of Contents, page 3

3. Please update your table of contents with correct page numbers.

If we need additional funds, page 14

4. In your next amendment please update your reference to January 2012.

Management's Discussion and Analysis of Financial Condition, page 41

Plan of Operation, page 42

5. We note your response to our prior comment 19 and reissue in part. Please revise your plan of operations to include detailed timeframes of your plan for the next twelve months.

Executive Compensation, page 46

6. We note your response to our prior comment 21 and your disclosure in the summary compensation table of $1,1607 in Christ Angle's stock awards. Your also disclose on page 49 that the value of the stock awards is $1,161. Please revise for consistency or advise.

Financial Statements

7. Please update your financial statements, if necessary, to comply with Rule 8-08 of Regulation S-X.

Recent Sales of Unregistered Securities, page II-1

8. We note two issuances of your shares to K. Shilleh and G. Komarica on November 12, 2011 and November 16, 2011, respectively. Please include these sales in the Recent Sales of Unregistered Securities section of your registration statement or advise.

Exhibit 5.1

9. Please have counsel revise to update the number of shares being registered. We note that the opinion continues to describe 11,031,680 of your common stock.

     You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3324 with any questions.

          Sincerely,

          /s/ John Stickel

          John Stickel
          Attorney-Advisor

cc: Via E-mail
       Jerry Gruenbaum, Esq.